
Mail Stop 3561

July 13, 2007

Mr. Donovan Chin
Chief Financial Officer
E Com Ventures, Inc.
251 International Parkway
Sunrise, FL 33325

> **Re:** **E Com Ventures, Inc.**
> **Form 10-K for the Fiscal Year Ended February 3, 2007**
> **Filed May 4, 2007**
> **File No. 0-10714**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended February 3, 2007</u>

Business, page 1

Distribution, page 6

1.   We note you sometimes instruct your suppliers to ship merchandise directly to
        your wholesale customers to expedite delivery. Please provide us the following
        information regarding these sales:

        •   Please quantify the amount of sales recorded pursuant to such arrangements
            for each of the five fiscal years ending 2006;

        •   Please detail for us each supplier used for these direct shipments for each of
            the five fiscal years ending 2006 and identify any that are related parties and
            describe the nature of the relationship; and

        •   We presume that these direct shipments were recorded as gross sales in your
            statements of operations. If so, please provide us a detailed analysis
            supporting this presentation.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Fiscal Year 2006 Compared to Fiscal Year 2005, page 16

2.   Please revise the discussion of your results of operations to indicate whether the
        changes represent trends expected to continue into the future. Also discuss any
        other known trends, demands, commitments, events or uncertainties that will, or
        are reasonably likely to have a material effect on financial condition and/or
        operating performance. Refer to Item 303(a) of Regulation S-K and SEC Release
        No. 33-8350.

3.   When discussing your retail sales increases, please quantify the amounts or
        percentages that are attributable to increases in retail selling prices and to
        increases in sales volume. Refer to Item 303(a) of Regulation S-K and SEC
        Release No. 33-8350.

Consolidated Financial Statements, page 25

Financial Statements, 27

4.   Please disclose all amounts earned and all costs and expenses incurred from transactions with related parties on the face of your statement of operations and statement of cash flows. Refer to Article 5-03(b) and 4-08(k) of Regulation S-X.

5.   Please provide Schedule II – Valuation and Qualifying Accounts for the activity in your sales returns account. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Consolidated Balance Sheets, page 27

6.   Please tell us the nature of your trade receivable and why you believe no allowance is required. Also, tell us whether the entire balance or a portion of it is due from a related party or affiliate. If so, please disclose the amount due from the related party or affiliate on face of your balance sheet.

Consolidated Statements of Shareholders' Equity, page 29

7.   Please tell us and revise your disclosure in future filings to describe the line item "receipt of profits under Section 16(b) of the Exchange Act".

Notes to Consolidated Financial Statements, page 31

8.   Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Note 2 – Significant Accounting Policies, page 31

Revenue Recognition, page 31

9.   You disclose that you recognize revenues from gift certificates as they are redeemed. Please tell us and disclose in future filings your gift certificate accounting policies, including whether or not you recognize breakage and whether your gift certificates have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift certificate breakage pattern and your estimated

gift certificate breakage rate. Please also tell us the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift certificates or over the term of your performance obligation and your basis for doing so in GAAP.

Stock Based Compensation, page 33

10.   We note your discussion of the per share impact of compensation expense during 2006. Please note that any discussion of per share data on a basis other than income is generally inappropriate since this figure cannot logically be related to the common shareholder without adjustment. Please remove the discussion of this non-GAAP measure in future filings or tell us why a revision is unnecessary.

Note 6 – Bank Line of Credit and Notes Payable, page 38

11.   We note the subordinated convertible note issued to the Nussdorfs was modified in January 2006 to extend the due date from January 2007 to January 2009. Please tell us what consideration, if any, was given to determine if the modification resulted in a substantially different instrument to be accounted for as an extinguishment under SFAS 140. If an analysis was performed, please provide us the details. Refer to EITF 96-19.

Note 12 – Segment Information

12.   Please include a reconciliation of segment assets to total assets. Refer to paragraph 32 of SFAS 131.

Exhibits 31.1 and 31.2

13.   Please revise your future filings so that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, your reference to the "annual report" in paragraphs two and three is incorrect. Please change these paragraphs to refer only to the "report."

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief